Exhibit 99.3

CADBURY SCHWEPPES
PUBLIC LIMITED COMPANY

ANNUAL GENERAL MEETING

The Notice of the Annual General Meeting of the Company, which has been convened for Friday, 21 May 2004 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is set out on pages 2 to 5 of this booklet.

Only the holders of ordinary shares of the Company are entitled to attend and vote at the Annual General Meeting. Other persons to whom this booklet is sent should regard it as for information only.

From the Chairman, John Sunderland	Registered Office: 25 BERKELEY SQUARE LONDON W1J 6HB www.cadburyschweppes.com

8 April 2004

Dear Shareowner

Annual General Meeting

The Annual General Meeting of the Company will be held on Friday, 21 May 2004 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting is set out in Appendix 1. In addition to the Resolutions concerning the audited Financial Statements, the final dividend, the Directors’ Remuneration Report, the re-appointment of Directors and the re-appointment and remuneration of Auditors, there are 8 further Resolutions. Explanatory Notes for Resolutions 3 to 9 and 11 to 18 are set out in Appendix 2.

Recommendation

Your Directors believe that the proposed Resolutions are in the best interests of the Company and its shareowners and unanimously recommend that you vote in favour of them.

Meeting Venue

The meeting venue will be open to shareowners from 1.15 pm. Cloakrooms are available on the ground floor. Tea, coffee, hot chocolate and soft drinks will be available until 2.00 pm in the Benjamin Britten Lounge on the third floor, accessible by lifts. Soft drinks will be available at the conclusion of the Meeting.

The Meeting will be held in the Fleming Room, also on the third floor of The Queen Elizabeth II Conference Centre. A hearing loop is available. If any shareowner with a disability has a query regarding attendance at the Meeting, please contact Group Secretariat at the above address or telephone
020 7830 5187 by Thursday, 20 May 2004.

Travel

The nearest Underground stations to The Queen Elizabeth II Conference Centre are Westminster, which is served by the Jubilee, District and Circle lines and St James’s Park, which is on the District and Circle lines. A number of bus services stop in the vicinity of The Queen Elizabeth II Conference Centre, including numbers 11 (Victoria – Liverpool Street), 24 (Victoria – Camden) and 211 (Victoria – Waterloo Station).

I do hope that you will be able to attend the meeting.

Yours faithfully

John Sunderland

Appendix 1 Notice of Meeting

Notice is hereby given that the Annual General Meeting of Cadbury Schweppes Public Limited Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 21 May 2004 at 2.15 pm for the following purposes:

1.	To receive the audited Financial Statements for the 52 weeks ended 28 December 2003 and the Reports of the Directors and Auditors thereon.

2.	To declare the recommended final dividend for 2003 on the ordinary shares.

3.	To approve the Directors’ Remuneration Report.

4.	To re-appoint John Sunderland as a Director.

5.	To re-appoint Ken Hanna as a Director.

6.	To re-appoint Rick Braddock as a Director.

7.	To re-appoint Roger Carr as a Director.

8.	To re-appoint David Thompson as a Director.

9.	To re-appoint the Auditors, Deloitte & Touche LLP.

10.	To authorise the Directors to determine the remuneration of the Auditors.

11.	To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

“That the Directors be and are hereby authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum aggregate nominal amount of £85.27 million, at any time or times before the conclusion of the next Annual General Meeting (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.”

To consider and, if thought fit, to pass resolutions 12 and 13 as Special Resolutions:

12.
“That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 11 and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(i)
the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £12.92 million;

and shall expire at the conclusion of the next Annual General Meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.”

13.
“That the Company be and is hereby generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its own ordinary shares upon and subject to the following conditions:

(i)	the maximum number of such ordinary shares in the Company hereby authorised to be acquired is that number of ordinary shares which has a total nominal value of £25.84 million;

(ii)	the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

(iii)
the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(iv)	the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and

(v)	the Company may enter into a contract or contracts for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.”

To consider and, if thought fit, to pass resolutions 14 to 18, as Ordinary Resolutions:

14.
“That the Directors be and are hereby authorised to amend the Rules of the Cadbury Schweppes Share Option Plan 1994, as summarised in Appendix 2 of the Notice of the 2004 Annual General Meeting dated 8 April 2004, and to do all such acts and things as may be necessary to carry the same into effect.”

15.
“That the Directors be and are hereby authorised to amend the Rules of the Cadbury Schweppes plc 1997 Long Term Incentive Plan, as summarised in Appendix 2 of the Notice of the 2004 Annual General Meeting dated 8 April 2004, and to do all such acts and things as may be necessary to carry the same into effect.”

16.	“That

(i)
the Cadbury Schweppes Bonus Share Retention Plan 2004 (the Plan), a summary of which is set out in Appendix 3 of the Notice of the 2004 Annual General Meeting dated 8 April 2004, be and is hereby approved and the Directors be and are hereby authorised to do all such acts and things as may be necessary to establish and carry it into effect; and

(ii)
the Directors be and are hereby authorised to vote and be counted in the quorum on any matter connected with the Plan (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting or counting in the quorum contained in the Articles of Association of the Company be and is hereby relaxed accordingly.”

17.
“That the Directors be and are hereby authorised to amend the Rules of the Cadbury Schweppes Irish Employee Share Scheme, the Cadbury Schweppes Irish AVC Savings-Related Share Option Scheme, the Cadbury Schweppes Irish Savings-Related Share Option Scheme, the Cadbury Schweppes Savings-Related Share Option Scheme 1982, the Cadbury Schweppes International Savings-Related Share Option Scheme 1998, the Cadbury Schweppes United States and Canada Employee Stock Purchase Plan 1994, the Choices Share Incentive Plan and the Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002, as summarised in Appendix 2 of the Notice of the 2004 Annual General Meeting dated 8 April 2004, and to do all such acts and things as may be necessary to carry the same into effect.”

18.	“That

(i)	the Directors be and are hereby authorised to establish a further plan or plans containing such provisions as the Directors may decide subject to the following:

(a)
such plan or plans must operate within the limits on the number of new ordinary shares which may be made available from time to time under the Company’s other employee share plans (the existing plans);

(b)
such plan or plans must, except to the extent necessary or desirable to take account of overseas tax, securities or exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such plan or plans obtain no greater benefit than employees participating in the existing plans; and

(c)
once established, the provisions of such plan or plans may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the existing plans; and

(ii)
the Directors be and are hereby authorised to vote and be counted in the quorum on any matter connected with the plans referred to in this resolution (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting or counting in the quorum contained in the Articles of Association of the Company be and is hereby relaxed accordingly.”

By Order of the Board

M A C Clark
Secretary

25 Berkeley Square
London W1J 6HB

8 April 2004

Notes to the Notice of Meeting

Registered shareowners

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareowners registered in the register of members of the Company as at 6.00 pm on Wednesday, 19 May 2004 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 6.00 pm on Wednesday, 19 May 2004 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Proxies

A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member of the Company. Any instrument appointing a proxy must be received at the Registrar’s office not less than 48 hours before the time appointed for holding the Meeting.

On the enclosed proxy form there is a printed unique Shareowner Reference Number ‘SRN’ and Personal Identification Number ‘PIN’ for those shareowners not already registered to receive E-communications.

To complete and lodge a proxy form, a shareowner can either:

1.	Complete the enclosed proxy form and return it in the reply paid envelope provided; or

2.
Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter their unique Shareowner Reference Number ‘SRN’ and Personal Identification Number ‘PIN’ and follow the on-line instructions; or

3.	If a member of CREST, use the CREST electronic proxy appointment service, full details of which may be found on the proxy form.

A shareowner who returns a completed proxy card, or registers a proxy form on-line or by using the CREST electronic proxy appointment service, may if they so choose, still attend the Meeting and vote in person.

Documents available for inspection

Copies of the service contracts of Directors with the Company or any of its subsidiaries and the register of Directors’ interests will be available for inspection at the Registered Office during normal business hours on weekdays (Saturdays and public holidays excepted) from the date of this Notice until Thursday, 20 May 2004. On the day of the Meeting, they will be available at The Queen Elizabeth II Conference Centre from one hour prior to, and until the conclusion of, the Meeting. A copy of the full Report & Accounts and Form 20-F for the year ended 28 December 2003 (which includes the Directors’ Remuneration Report referred to in Resolution 3) is also available on-line at www.cadburyschweppes.com.

Copies of the rules of the employee share schemes referred to in Resolutions 14-17 will be available for inspection at the Registered Office and at the offices of Slaughter and May, 1 Bunhill Row, London, EC1Y 8YY during normal business hours on weekdays (Saturdays and public holidays excepted) from the date of this Notice until Thursday, 20 May 2004 and at the venue for the Meeting from one hour prior to, and until the conclusion of, the Meeting.

Security

For security reasons, all hand baggage may be subject to examination. Please note that mobile phones, laptop computers, tape recorders, cameras and similar such equipment may not be brought into the Annual General Meeting. Briefcases, umbrellas and other bulky items should be deposited in the downstairs cloakroom.

First Aid

In the event that this is required, a member of staff should be contacted for assistance.

Emergency precautions

Any fire warning or other emergency will be accompanied by an announcement. The meeting venue has a number of clearly marked emergency exits which should remain unobstructed at all times.

Appendix 2 Explanatory Notes

Directors’ Remuneration Report

Resolution 3

The Directors’ Remuneration Report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. As required by the Regulations, an ordinary resolution to approve the report will be proposed at the Meeting. The report is summarised on pages 35 to 38 of the Annual Review and Summary Financial Statement 2003 and is set out in full on pages 61 to 76 of the Report & Accounts and Form 20-F 2003. The Report & Accounts and Form 20-F 2003 may be viewed on and/or downloaded from the Company’s website, www.cadburyschweppes.com.

Directors

Resolutions 4, 5, 6, 7 and 8

Biographical details of the Directors seeking re-appointment are given on pages 32 and 33 of the Annual Review and Summary Financial Statement 2003 and pages 50 and 51 of the Report & Accounts and Form 20-F 2003.

At a meeting of the Board of Directors held in February 2004, the Board members thoroughly reviewed each of the individual Directors who are retiring by rotation at the Annual General Meeting and seeking re-election. The development plans for the Board are reviewed annually and the proposed re-election of the Directors listed below is consistent with the Board’s policy on its development.

John Sunderland will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. He is Executive Chairman of the Board of Directors, Chairman of the Nomination Committee and a member of the Corporate and Social Responsibility Committee. The Board believes that retaining Mr Sunderland’s extensive experience of the Company is in the best interests of the Company and its shareowners. He works closely with Todd Stitzer in continuing to build value at Cadbury Schweppes, and meets with shareowners and Government organisations to participate in discussions concerning the Company and broader corporate and social issues.

John Sunderland is a non-executive director of The Rank Group Plc. He is also President of both the Food & Drink Federation and the Incorporated Society of British Advertisers and Deputy President of the Confederation of British Industry. The Board considers that Mr Sunderland’s participation in these organisations is to the benefit of the Company as he is able to participate in decisions which affect the whole of British industry.

Ken Hanna, having been appointed by the Board in April 2004 as Chief Financial Officer of the Company, will retire at the Annual General Meeting in accordance with Article 89 of the Articles of Association and is seeking re-appointment. The Board believes that Mr Hanna’s broad range of executive, operational and senior financial leadership in a number of leading companies, together with assignments in the fast moving consumer goods world, make him particularly qualified to lead the Cadbury Schweppes finance function.

Rick Braddock will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. He is Chairman of the Remuneration Committee and a member of the Audit Committee. Mr Braddock has contributed significantly to the Board since his appointment in June 1997, and during 2003 led a consultation among major US shareowners on the new remuneration policy. He has had extensive general management and financial experience, including senior positions with Citicorp/Citibank, NA and Medco Containment Services, Inc.

Roger Carr will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. He is Deputy Chairman and the Senior Independent Non-Executive Director and a member of the Audit, Nomination and Remuneration Committees. Mr Carr

has made a valuable contribution to the Board since his appointment as a Director in January 2001, and during the year met with shareowners on numerous occasions as part of the Company’s consultation on the new remuneration policy being introduced in 2004. He is Chairman of Mitchells & Butlers plc and a non-executive director of Centrica plc.

David Thompson will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. He is Chairman of the Audit Committee and is the financial expert on the Committee. He is also a member of the Corporate and Social Responsibility and Remuneration Committees. Mr Thompson has made a valuable contribution to the Board since his appointment as a Director in March 1998. His considerable financial and retail experience of business, gained whilst working for The Boots Company PLC in both the UK and North America and having held a number of senior positions including Finance Director and Deputy Chief Executive, allow him to contribute significantly to the Board.

Auditors

Resolution 9

The Resolution to re-appoint the Auditors, Deloitte & Touche LLP, will be proposed as an Ordinary Resolution. During 2003, the partners of Deloitte & Touche gave notice of their intention to carry on business as a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. Pursuant to Section 26(5) of the Companies Act 1989, the existing appointment of Deloitte & Touche as Auditors was extended to Deloitte & Touche LLP by means of a resolution of the Board on 18 July 2003.

Renewal of Directors’ powers to allot shares

Resolutions 11 and 12

The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareowners in general meeting. The Company’s Articles of Association permit the Directors to allot unissued shares but this power is subject to renewal by the shareowners. Resolution 11 permits the Directors to issue relevant securities up to an aggregate nominal amount of £85.27 million (approximately 33% of the issued ordinary share capital as at 15 March 2004, being a date not more than one month prior to this Notice) and Resolution 12 allows Directors to disapply shareowner pre-emption rights over the allotment of certain shares for cash and/or the sale of shares out of treasury, as these rights create certain technical difficulties, particularly with regard to overseas shareowners. In addition, Resolution 12 gives the Directors power to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £12.92 million (approximately 5% of the issued ordinary share capital as at 15 March 2004, being a date not more than one month prior to this Notice).

Except for the issue of shares pursuant to the various employee share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.

The authority given in these Resolutions will expire at the conclusion of the Annual General Meeting to be held in 2005.

Similar resolutions have been approved by shareowners at each Annual General Meeting since 1982.

Purchase of own shares

Resolution 13

The Directors are seeking to renew the general authority from shareowners to permit the Company to purchase its own ordinary shares by market purchases, not exceeding approximately 10% of the Company’s issued share capital as at 15 March 2004.

The Directors have no current intention of exercising the authority to make market purchases of ordinary shares but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareowners generally.

The total number of options over ordinary shares of 12.5 pence outstanding as at 15 March 2004 was 124,669,056. This represents 6.03% of the issued share capital of the Company as at that date and would represent 6.70% of the reduced issued share capital, assuming the Company’s authority to purchase its own ordinary shares was used in full.

Following the introduction of the Companies (Acquisition of Own Shares)(Treasury Shares) Regulations 2003, the Directors may consider that any shares so acquired, be held ‘in treasury’ for possible future resale rather than immediately cancelled. The Regulations require the Company to disclose details of the number of shares held in, cancelled, sold or transferred out of treasury and extend statutory pre-emption rights to sales for cash of treasury shares.

The Listing Rules of the Financial Services Authority have been amended to take account of the introduction of treasury shares, providing a prohibition on the sale or transfer of shares out of treasury during a close period or when the Company is in possession of unpublished price sensitive information. The Listing Rules also require the disclosure of sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash, non pre-emptively. Furthermore, whilst shares are held in treasury, no dividends will be paid on the shares and no voting rights will attach to them.

The Directors consider that, should the Company exercise its authority to make market purchases of ordinary shares, the holding of shares in treasury would provide advantages to the Company through the opportunity to re-sell shares out of treasury, should the need arise, both quickly and cost effectively and in order to provide additional flexibility in the management of its capital base. The Directors confirm that any subsequent re-sale of shares out of treasury to satisfy the requirements of the Company’s share-based incentive schemes would be made within the overall 10% and 5% equity dilution limits for such schemes for so long as that is required by the guidelines of the Association of British Insurers.

The authority given in this Resolution will expire at the conclusion of the Annual General Meeting to be held in 2005. A similar resolution has been approved by shareowners at each Annual General Meeting since 1998.

The Cadbury Schweppes Share Option Plan 1994

Resolution 14

Currently, options granted under this Plan are subject to a performance target which requires that, for an option to become exercisable in normal circumstances, the growth in the Company’s underlying earnings per share (UEPS) over a period of three years must exceed the rate of inflation over that period by at least 2% per annum compound. For future options, the Remuneration Committee (the Committee) intends that, for the option to vest (that is, to become exercisable) in full, the growth in UEPS over the performance period must exceed the rate of inflation by at least 6% per annum compound.

If growth in UEPS equals the rate of inflation plus 4% per annum compound, 50% of the option will vest. Unlike the existing performance target, performance will be measured by reference to a fixed base. If the target is not met in full over the initial three-year performance period, the performance period will be extended, for the unvested part of the option, to five years. To the extent to which the option does not vest at the end of the fifth year, it will lapse.

In connection with this change, it is proposed to make a number of amendments to the Plan. Those requiring the approval of shareowners are as follows:

1.
The Plan is currently administered by the Committee. For the future, it is proposed that the Committee will retain day-to-day responsibility for the administration of the Plan in relation to those participants who are Directors, or former Directors, of the Company or who are, or have been, members of the Chief Executive’s Committee. The Committee will, therefore, retain responsibility for the terms of options granted to such persons and for exercising discretion in relation to such persons. In relation to other participants, however, the day-to-day administration of the Plan will be administered by the Board or a duly authorised committee of the Board. References in this summary of the changes to the Appropriate Committee should be read accordingly.

2.
The Plan currently allows an employee on maternity leave to be treated as remaining employed for so long as there is an expectation that she will return to work. The Plan will be amended to extend this rule to include adoption leave, parental leave and paternity leave and other leaves of absence approved by the Company for this purpose. Except to the extent otherwise required by law, this change will only apply to new options.

3.
Options are normally granted in the six weeks following the announcement of the Group’s results for any period. The Plan will be amended to allow options to be granted when or shortly after an employee first becomes employed within the Group and when or shortly after an employee is promoted to a position qualifying him for an option, or an enhanced level of options.

4.
At present, the number of shares over which an employee may be granted options, when added to those previously granted to him (but excluding options which have been exercised, options which are to be satisfied by the transfer of existing shares and options granted more than 10 years previously) is limited to an aggregate exercise price not exceeding four times the employee’s total pay. This limit will be replaced by an annual limit on the number of shares over which options may be granted. Other than on the first occasion on which options are granted to an employee or in circumstances determined by the Appropriate Committee to be exceptional, the aggregate exercise price of options granted to an employee in the same financial year of the Company will be limited to two times his pay.

5.	The Plan will be amended to simplify the equity dilution limits. These will be as follows:

(i)
on any date, the aggregate nominal amount of shares in respect of which options may be granted under the Plan may not, when added to the nominal amount of shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10% of the equity share capital of the Company; and

(ii)
on any date, the aggregate nominal amount of shares in respect of which options may be granted under the Plan may not, when added to the nominal amount of shares allocated in the previous 10 years under the Plan and any other employee share scheme of the Group established for the benefit of selected employees, exceed 5% of the equity share capital of the Company.

For these purposes, shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. Only those shares which are acquired by subscription (either by an employee trust or directly by a participant) are taken into account. No account is taken of shares which an employee purchases at market value using his own funds.

6.	At present, where a participant is entitled to exercise his option following the termination of his employment, he may do so within 12 months of his employment ending, irrespective of whether or not the performance target has been met; however, if the option becomes exercisable within three years of grant, only a part of the option may be exercised having regard to the proportion of the three-year period that has expired. For new options, the Plan will be amended to remove the pro rata requirement. Instead, new options will only become exercisable if, and to the extent that, the performance target is met at the end of the performance period. If so, the option, or the relevant part of it, may be exercised in the following 12 months or during such longer period as, in exceptional circumstances, the Appropriate Committee may decide. As an exception to this general rule, the Appropriate Committee may decide that, in the case of death, all or part of the option may be exercised immediately.

7.
The rules described in 6 above also apply where a participant ceases to be employed by reason of incapacity or disability. In some jurisdictions, participants who suffer from a disability do not cease to be employed but are retained as employees under long-term disability plans. For new options, the Plan will be amended so that, in the case of disability, the participant will be treated in the same way whether or not his employment is terminated. Disability means, for these purposes, disability which results either in the participant’s retirement under a retirement plan of his employer or an entitlement to benefits under a long-term disability plan of his employer (or which would do so were he a member of such a plan). This will bring the Plan into line with the Company’s 1997 Long Term Incentive Plan and the Bonus Share Retention Plan.

8.
The Plan allows options to be adjusted in the event of a variation of capital or a demerger. There may be other circumstances when it is appropriate to adjust options. The Plan will be amended to allow the Board to adjust new options upon the occurrence of such circumstances as it considers appropriate.

9.
The Plan allows options to be exercised in the event of a scheme of arrangement approved under Section 425 of the Companies Act 1985 provided that the scheme is a scheme for the reconstruction of the Company or its amalgamation with any other company. The Plan will be amended for new options to cover any scheme of arrangement between the Company and its shareowners.

10.
At present, shareowners’ approval is required (subject to exceptions) to any amendment which is to the advantage of employees or participants. The Plan will be amended so that, in accordance with the Listing Rules, such approval is only required where the amendment is to those provisions dealing with eligibility, individual or plan limits, the terms of options, the adjustments of options and the power of amendment. As exceptions to this general rule, such approval will not be required for amendments which are necessary or desirable to take account of changes in applicable legislation; amendments which are necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group; and minor amendments designed to ease the administration of the Plan.

11.	The term of the Plan will be extended to 21 May 2014.

The Cadbury Schweppes plc 1997 Long Term Incentive Plan

Resolution 15

Basic awards granted under this Plan entitle the participant to an amount (the earned amount) which may be settled, as the Committee may decide, by one or more of the following: an immediate transfer of shares, a deferred award of shares which are transferable, or an option which is exercisable after a further two years subject (normally) to continued employment.

The current performance criteria for basic awards are based on total shareholder return (TSR) over the performance cycle relative to two separate samples of UK and international comparator companies weighted 75% and 25% respectively. One half of the award is earned upon the Company achieving median ranking. The award is earned in full if the Company is ranked at or above the 80th percentile. Awards are subject to a minimum requirement that the growth in the Company’s UEPS over the performance cycle exceeds the rate of inflation over the same period by not less than 2% per annum compound. If the performance criteria are not satisfied in full over the initial performance cycle of three years, the performance cycle is extended (for the unearned amount) on an annual basis for up to a further three years.

For future awards, the Committee intends to apply two different performance targets. One-half of each award will be subject to a UEPS test and one-half to a TSR test. For the UEPS part of the award, 40% of that part will be earned if the growth in UEPS over the performance cycle exceeds the rate of inflation by not less than 6% per annum compound. The UEPS part of the award will vest in full if the real annual compound growth rate is 10% or more with a proportionate part of the award being earned for performance between 6% and 10%.

For the TSR part of the award, performance at the 50th percentile will result in a reduced award of 40%, not 50%. The TSR part will vest in full if performance is at or above the 80th percentile and no part will vest for performance below the median. For performance between those two levels, a proportionate part of the TSR part of the award will vest. There will be one comparator group consisting of UK and international companies; the companies initially making up the comparator group are listed on page 67 of the Report & Accounts and Form 20-F 2003. The Committee may change the companies making up the comparator group upon the occurrence of such events as mergers, liquidations and delistings.

If and to the extent that an award does not vest at the end of the performance cycle, it will lapse. There will be no re-testing.

In connection with these changes, it is proposed to make a number of amendments to the Plan. Those requiring the approval of shareowners are as follows:

1.
As with the Share Option Plan, it is proposed that the Committee will retain day-to-day responsibility for the administration of the Plan in relation to those participants who are Directors, or former Directors of the Company or who are, or have been, members of the Chief Executive’s Committee and that the Board, or a duly authorised committee of the Board, will have such responsibility in relation to other participants. References in this summary of the changes to the Appropriate Committee should be read accordingly.

2.
In some jurisdictions in which the Group operates, the Company has only a minority interest in the operating company. The Plan will be amended to create an additional sub-plan so that awards may be granted to employees of any company at least 20% of the equity share capital of which is owned by the Company (and its subsidiaries). This will bring the Plan into line with the Share Option Plan.

3.
The Plan will be amended to allow awards to be satisfied by the use of unissued shares. As a consequence, the Plan will be amended to include the equity dilution limits described above in relation to the Share Option Plan.

4.
The Plan will be amended so that an employee who is on maternity, adoption leave, parental leave, paternity leave and other leaves of absence approved by the Company for this purpose will be treated as remaining employed for so long as there is an expectation that he or she will return to work. Except to the extent otherwise required by law, this change will only apply to new awards.

5.
At present, the maximum annual basic award is limited to shares having a market value equal to 100% of the participant’s pay. This will be increased to 120% of pay. Market value is determined by taking the average share price over the preceding December, January and February. The Plan will be amended to allow the Appropriate Committee to choose a longer period if it considers it appropriate to do so.

6.
At present, when the shares attributable to a deferred award are transferred to the participant at the end of the deferral period, or on exercise of the award, he is paid a cash sum equivalent to the dividends payable on those shares throughout the deferral period. In order to align the interests of the participant more closely with those of the shareowners, it is proposed to extend this principle to the basic awards. Accordingly, the basic award, and correspondingly the amount which becomes the earned amount of that basic award in accordance with the performance criteria, will be increased at the end of the performance cycle by an amount equivalent to the gross dividends (that is, the net dividends paid to shareowners plus the associated tax credit) payable on the equivalent number of shares actually earned throughout the performance cycle.

7.
The Plan will be amended so that the Appropriate Committee may decide, in relation to the rules dealing with termination of employment for new awards, to treat as a member of the Group for the purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

8.
The Plan will be amended to make it clear that the favourable treatment afforded to leavers will apply to a participant who ceases to be employed within the Group as a result of the disposal of all or part of the business in which he works in the same way that it does to a participant who ceases to be employed within the Group as a result of the disposal of a company.

9.
The Plan will be amended to make it clear, in relation to new awards, that the provisions relating to change of control apply also in the event of a scheme of arrangement under Section 425 of the Companies Act 1985 and to any case where a person, already having control, makes an offer for the remaining shares. At present where the change of control or other event happens during a performance cycle, a time-apportioned part of the award vests having regard to the extent to which the relevant performance target, measured by reference to the most recently published financial data, has been achieved or on such other basis as the Committee considers appropriate. For new awards, the performance cycle will be treated as ending on the date of the relevant event and vesting will be calculated by reference to the achievement of the performance targets (so far as practicable) up to the date of the relevant event (unless the Appropriate Committee considers that the performance targets would have been met to a greater or less extent at the end of the performance cycle). The Plan will also be amended so that, in the event of another company acquiring control of the Company, awards may be exchanged for awards in respect of shares of the acquiring company.

10.
At present, shareowners’ approval is required (subject to exceptions) to any amendment which is to the advantage of employees or participants. The Plan will be amended so that, in accordance with the Listing Rules, such approval is only required where the amendment is to those provisions dealing with eligibility, individual or plan limits, the terms of awards, the adjustments of awards and the power of amendment. As exceptions to this general rule, such approval will not be required for amendments which are necessary or desirable to take account of changes in applicable legislation; amendments which are necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group; and minor amendments designed to ease the administration of the Plan.

11.	The term of the Plan will be extended to 21 May 2014.

The Cadbury Schweppes Bonus Share Retention Plan 2004

Resolution 16

Under this Plan, selected participants may invest all or part of the bonus which they have earned under the Company’s annual incentive plan in return for a basic award over shares to an equivalent value. In addition, participants are granted a matching award of 3 shares for every 5 shares subject to the basic award. Both awards vest after three years and, in normal circumstances, are subject to continued employment. It is proposed to reduce this element of matching from 3 for 5 to 2 for 5. Further matching awards (the Performance Matching Awards) will, however, be granted over shares up to an additional 3 shares for every 5 subject to the basic award.

The Performance Matching Award will be subject to a performance target. Initially, the performance target will be measured over a period of three years and will require real compound annual growth in the underlying economic profit (UEP) of the Group. If the real growth exceeds 4%, one additional share will vest (making a total of 3 shares for every 5 bought by the participant); for growth of 7%, 2 additional shares will be earned and, if the real compound annual growth is 10% or more, 3 additional shares will be earned (making a total of 5 matching shares for every 5 shares subject to the basic award). No part of the Performance Matching Award will vest if compound annual growth in UEP is below 4%.

Although this Plan does not require shareowners’ approval, it has been decided to seek that approval in relation to new awards. A summary of this Plan is set out in Appendix 3.

Amendments to various other all-employee share schemes

Resolution 17

The Company operates a number of other employee share schemes, principally savings-related share option or share acquisition schemes for all employees within certain jurisdictions. These are: the Cadbury Schweppes Irish Employee Share Scheme, the Cadbury Schweppes Irish AVC Savings-Related Share Option Scheme, the Cadbury Schweppes Irish Savings-Related Share Option Scheme, the Cadbury Schweppes Savings-Related Share Option Scheme 1982, the Cadbury Schweppes International Savings-Related Share Option Scheme 1998, the Cadbury Schweppes United States and Canada Employee Stock Purchase Plan 1994, the Choices Share Incentive Plan and the Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002.

The following changes to these schemes are proposed:

1.
In accordance with ABI guidelines, the current equity dilution limits will be replaced by a single limit under which the aggregate nominal amount of shares which may be allocated under a scheme on any date, when added to the nominal amount of shares allocated in the previous 10 years under all employee share schemes of the Group, may not exceed 10% of the equity share capital of the Company.

For these purposes, shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. Only those shares which are acquired by subscription (either by an employee trust or directly by a participant) are taken into account. No account is taken of shares which an employee purchases at market value using his own funds.

2.
The schemes will be amended (where necessary) so that, where amendments to the advantage of employees and participants are made to those provisions dealing with eligibility, individual or plan limits, the terms of options or awards, the adjustments of options or awards and the power of amendment, the prior approval of shareowners must be obtained. As exceptions to this general rule, such approval will not be required for amendments which are necessary or desirable to take account of changes in applicable legislation; amendments which are necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group; and minor amendments designed to ease the administration of the Plan.

3.
At present, only those employees who are required to work at least 25 hours a week are entitled, as of right, to participate in the Cadbury Schweppes Irish Employee Share Scheme. This is now contrary to the law which prohibits discrimination against part-time workers. The Scheme will be amended to extend participation to any employee of a participating company who satisfies the prescribed period of qualifying service.

4.	The Scheme will also be amended to increase the annual participation limit from €6,350 to €12,700 in accordance with recent changes in the Irish legislation.

Additional employee share schemes

Resolution 18

This resolution will empower the Directors to establish additional employee share schemes for the benefit of the Group’s overseas employees. Such additional schemes will operate within the equity dilution limits applicable to the existing schemes as described above. They will not, save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, confer upon participants benefits which are greater than those which could be obtained from the existing schemes and, once established, may not be amended without shareowners’ approval if such approval is required to amend a comparable provision of an existing scheme.

Appendix 3 Summary of the main provisions of The Cadbury Schweppes Bonus Share Retention Plan 2004 (the ‘Plan’)

1.	Administration

Overall responsibility for the operation and administration of the Plan is vested in the Board of Directors of the Company. For Directors and former Directors of the Company and for members, and former members, of the Chief Executive’s Committee, the day-to-day administration of the Plan will be the responsibility of the Remuneration Committee of the Board which will determine the terms of the awards of such persons and exercise the discretions in relation to such persons. For other participants, these functions will be carried out by the Board or a duly authorised committee of the Board. References in this summary to the Appropriate Committee should be read accordingly.

2.	The sub-plans

The Plan is divided into a number of sub-plans. One of these allows awards to be granted which entitle the participant to be paid the cash equivalent of ordinary shares in the Company (the Shares) over which the awards would otherwise be granted. Such awards will be settled in cash but may, at the discretion of the Appropriate Committee, be settled partly in cash and partly in Shares. The Remuneration Committee may set up further sub-plans including ones for employees working overseas.

3.	Eligibility

Participants in the Plan will be selected by the Appropriate Committee from amongst those who are eligible for bonuses under the Company’s Annual Incentive Plan (the AIP). Participants will be limited to employees (including executive Directors) of the Group. For this purpose, the Group comprises the Company and its subsidiaries and, in relation to a third sub-plan, any other company at least 20% of the equity share capital of which is beneficially owned by the Company (and its subsidiaries). An employee or Director who is within six months of his anticipated retirement date will not be eligible.

4.	Participation

Selected participants will be invited to indicate whether, and to what extent, they wish to invest all or part of the bonus which they have earned under the AIP in return for an award (a Basic Award) over Shares of an equivalent value (determined by the Appropriate Committee on such basis as it may decide) together with a further award (a Matching Award). The Matching Award may be over such number of Shares as the Committee may decide not exceeding the number of Shares subject to the Basic Award.

Alternatively, participants may be invited to invest all or part of their bonus under the AIP (net of tax and other withholdings) in buying Shares (Invested Shares) to be held for three years in return for a Matching Award. In this case, the Matching Award may be over such number of Shares as is equal in value to the bonus before deduction of tax and other withholdings.

5.	Awards

Awards may take one of two forms. An award may be a deferred right to receive Shares or a right to acquire Shares. Awards may be granted either by the Company or by the trustees of an employee benefit trust (the Employee Trust). Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

6.	Timing

Awards will normally be granted shortly after the due date for the payment of bonuses under the AIP.

7.	Plan limits

The Plan will be subject to the following limits:

(i)
on any date, the aggregate nominal amount of Shares in respect of which awards may be granted may not, when added to the nominal amount of Shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10% of the equity share capital of the Company; and

(ii)
on any date, the aggregate nominal amount of Shares in respect of which awards may be granted may not, when added to the nominal amount of Shares allocated in the previous 10 years under the Plan and any other employee share scheme of the Group established for the benefit of selected employees, exceed 5% of the equity share capital of the Company.

For these purposes, Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. Only those shares which are acquired by subscription (either by an employee trust or directly by a participant) are taken into account. No account is taken of Shares which an employee purchases at market value using his own funds.

No awards will be granted after 21 May 2014.

8.	Perfomance targets

All Matching Awards must, as to 60% (the Performance Matching Awards), be granted subject to a performance target which, in normal circumstances, will be measured over a period of not less than three years. Initially, the Remuneration Committee intends that Performance Matching Awards will be subject to a target which will require the compound annual level of growth in underlying economic profit (UEP) in excess of the rate of inflation to exceed 4%. Performance Matching Awards will vest as follows:

Real compound annual growth in Aggregate UEP equivalent to:	Number of Matching Shares (for every five subject to a Basic Award)
4%	3
7%	4
10% or more	5

The Remuneration Committee may set different performance targets from year to year. The Remuneration Committee may also change the target from time to time if events happen which make it fair and reasonable to do so but not so as to make the target either easier or more difficult to satisfy than it was when the Matching Award was granted.

9.	Vesting of awards

At the end of the performance period, a participant’s Basic Award and/or Invested Shares and the non-performance related element of the Matching Award will vest. Performance Matching Awards will vest, if at all, in accordance with the terms of the performance target. Where the award takes the form of a right to acquire Shares, vesting means that the award becomes exercisable; in the case of other awards, vesting means that the Shares become transferable and, in the case of Invested Shares, vesting means that the Shares are no longer subject to forfeiture. Where a right to acquire Shares vests, it may be exercised for 12 months after vesting. In the case of other awards, the Shares will be released automatically to the participant on vesting.

10.	Termination of employment

If a participant ceases to be employed within the Group before the end of the performance period, both his Basic Award and his Matching Award will lapse, and any Invested Shares will be forfeited, unless he leaves for a permitted reason or the Appropriate Committee decides otherwise. A permitted reason is death, disability, retirement at normal retirement age, early retirement with an entitlement to pension, termination of his employment by his employer other than for cause and the sale outside the Group of the company or business in which the participant works.

Where a participant’s employment ends for a permitted reason or a participant becomes disabled, his Basic Award and Invested Shares will vest. The performance target applicable to the Performance Matching Award will be measured in the usual way at the end of the performance period. To the extent that the Performance Matching Award vests, it and the non-performance related element will be scaled down on a time-apportioned basis having regard to the period of employment from the date of grant. Alternatively, either the Appropriate Committee or the Participant may decide that the performance related part of the Matching Award will be forfeited in which event the Participant would be immediately entitled to the non-performance related part of the Matching Award scaled down on a time-apportioned basis. In the case of death, the Appropriate Committee may instead decide that the participant’s personal representatives may receive all of the Shares subject to Matching Awards.

The Appropriate Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

11.	Change of control

Special rules apply in the event of any person acquiring 30% or more of the voting shares of the Company or a reorganisation, an amalgamation or a voluntary winding up of the Company. The participant will be entitled to all of the Shares subject to his Basic Awards and to any Invested Shares. For Matching Awards, the performance period will be treated as ending and vesting will be calculated by reference to the achievement of the performance target up to the date of the relevant event (unless the Appropriate Committee considers that the performance target would have been met to a greater or lesser extent at the end of the performance period). In the event of a change of control of the Company, participants may surrender their awards in return for substitute awards over shares in the acquiring company.

12.	Listing

Application will be made for admission to the Official List of new Shares issued under the Plan and for permission to trade in those Shares. Shares issued under the Plan will rank equally in all respects with existing Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment.

13.	Variation of capital etc

In the event of a variation in the share capital of the Company or in such other circumstances as the Board considers appropriate, it may adjust awards in such manner as it determines to be appropriate.

14.	Matching Awards non-pensionable

Matching Awards will not form part of a participant’s remuneration for retirement benefit purposes. Bonuses under the AIP, whether paid in cash and then invested in Shares, or paid in the form of Basic Awards may, however, do so in some jurisdictions.

15.	Amendments

The Remuneration Committee may make such amendments to the Plan either as are necessary or desirable to take account of changes to any applicable legislation. The Remuneration Committee may also make such amendments to the Plan and to any award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the Plan or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made without the prior approval of the Company in general meeting to those provisions dealing with eligibility, individual or plan limits, the terms of awards or Invested Shares, the adjustments of awards and the power of amendment.